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SEC Mail Processing

NOV 29 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUATTRO M SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

735 Ridgefield Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

203-210-5422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

Securities and Exchange Commission
Trading and Markets

(Address) (City) (State) (Zip Code)

NOV 29 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MHA

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUATTRO M SECURITIES INC, as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009982
Qualified in Westchester County
Commission Expires March 22, 20 23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Exemption from Section 240.15c 3-3 etc.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) CPAs supplemental report

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITOR'S REPORT

As of and for the Year Ended September 30, 2019

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Quattro M Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quattro M Securities, Inc. (the "Company") as of September 30, 2019, the related statements of operations and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quattro M Securities, Inc.'s management. Our responsibility is to express an opinion on Quattro M Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Quattro M Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of Quattro M Securities, Inc.'s financial statements. The supplementary information is the responsibility of Quattro M Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Quattro M Securities, Inc.'s auditor since 2017.

Melville, New York
November 26, 2019

Nawrocki Smith LLP

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As of September 30, 2019

ASSETS		
Current Assets		
Cash and Cash Equivalents	$290,277	
Deposit with Clearing Organization	155,402	
Commissions Receivable - Clearing Corp.	276,039	721,718
Other Assets		
Other Receivables	83,381	
Due from Adler Coleman, bankrupt	75,591	
		158,972
TOTAL ASSETS		**$880,690**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses and accounts payable	$68,179	
Total Liabilities		68,179
Stockholders' Equity		
Capital Stock Issued:		
200 shares authorized - NPV		
100 shares issued & outstanding	500	
Paid In Surplus	299,500	
Retained earnings	512,511	
Total Stockholders' Equity		$812,511
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$880,690**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B.

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Year ended September 30, 2019

Income	
Commissions and floor brokerage	$5,149,322
Interest earned on firm deposit and clearance accounts	2,969
Total Income	**$5,152,291**
Operating Expenses	
Officer compensation	267,000
Employees' compensation and benefits	1,407,819
Selling, general and admin expenses	3,083,515
Regulatory fees and expenses	485,181
Commissions paid	50,042
Total Operating Expense	**$5,293,557**
Net loss for Year	**($141,266)**
Retained Earnings - October 1, 2018	653,777
Retained Earnings - September 30, 2019	**$512,511**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C.

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year ended September 30, 2019

Stockholders' Equity – Beginning of Year	**$953,777**
Net Loss per Exhibit B	-141,266
Stockholders' Equity – End of Year	**$812,511**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Year ended September 30, 2019

Balance – Beginning of Year	$ -0-
Qualified debt paid during year	-0-
Balance – End of Year	$ -0-

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Year ended September 30, 2019

Cash Flows from Operating Activities

Net Income per Exhibit B:	**($141,266)**
Changes in Assets & Liabilities:	
Decrease in commissions receivable	31,768
Increase in other receivable	-42,938
Decrease in prepaid expenses	1,363
Decrease in accrued expenses and accounts payable	-2,760
Increase in deposit with clearing organization	-2,967
Net Cash - Operating Activities (Decrease):	**($156,799)**
Net changes in cash equivalents	-156,799
Cash Balance - Beginning of Year:	**$447,076**
Cash Balance - Ending of Year:	**$290,277**
Supplemental disclosure of cash flow information:	
Cash paid during year for:	
Corporation taxes	**$6,562**

The accompanying notes to financial statements are an integral part of this statement.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Note 1 – Date of Incorporation -- The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. (the "Corporation"). The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Industrial and Commercial Bank of China Financial Services, LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended September 30, 2019.

Securities transactions -- Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade basis. Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recog-nize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of October 1, 2018, to opening stockholders' equity.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the year ended September 30, 2019, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels.

Income taxes -- The Company is a C corporation and deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 3 – Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897 and 263 Tresser Blvd, Stamford, CT 06901. Terms of these leases are $1,200 per month for 735 Ridgefield Road, Wilton, CT 06897 and $1,433.70 per month for 263 Tresser Blvd, Stamford, CT 06901.

Note 4 - Insurance -- The Corporation maintains a renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2019, the Corporation had net capital of $653,539.

Note 6 – Other Assets -- The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy, and other non current assets, of $158,972. No allowance for bad debts has been recorded for these amounts as there are excluded from net capital and management expects them to be collected.

Note 7 – Related Parties -- The offices of the Company are located in the home owned by a family member of the President of the Company. The rent charges include utilities and other related expenses which are paid for by the Company's funds. During the year ended September 30, 2019, rent expense incurred by the Company totaled $41,051.

Note 8 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to September 30, 2019, and through November 26, 2019, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2019.

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As of September 30, 2019

Computation of Net Capital

Total Stockholders' Equity – Exhibit A	$812,511
Subordinated debt	-0-
Less: Non-allowable assets	158,972
Net Capital	**$653,539**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$4,545
Minimum Dollar Net Capital Requirement	$5,000
Excess Net Capital	$648,539
Percentage of Aggregate Indebtedness to Net Capital	10.43%

No material difference exists between our Audit Report for the fiscal year ending September 30, 2019 and the Focus Report X-17A-5 as of September 30, 2019.

SCHEDULE 2.

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of September 30, 2019

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Industrial and Commercial Bank of China Financial Services, LLC on a fully disclosed basis.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Quattro M Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quattro M Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
November 26, 2019

Nawrocki Smith LLP

Quattro M Securities Inc.
Exemption Report
September 30, 2019

Quattro M Securities, Inc. asserts, to its best knowledge and belief, the following:

(1) Quattro M Securities, Inc., claims an exemption from § 240.15c3-3 under section *(k)(2(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Quattro M Securities, Inc. has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Quattro M Securities, Inc.

Date: November 26, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 9/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48629 FINRA SEP
QUATTRO M SECURITIES INC
735 RIDGEFIELD RD
WILTON CT 06897-1428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7649

B. Less payment made with SIPC-6 filed (exclude interest) (3720)
4/23/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3920

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3920

G. PAYMENT: √ the box
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M. SECURITIES, INC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 22 day of OCTOBER, 20 19.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders' of
Quattro M Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, which are enumerated and agreed to by Quattro M Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III for the year ended September 30, 2019, with the total revenue amounts reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
November 26, 2019

Nawrocki Smith LLP

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